SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

DERMA SCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

249827502
(CUSIP Number)

February 6, 2012
(Date of Event Which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The reporting persons had previously filed a Schedule 13D with the U.S. Securities and Exchange Commission on April 11, 2008.  The reporting persons are now filing this Schedule 13G pursuant to Rule 13d-1(h).

CUSIP No.	249827502

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	1,129,463(1)(2)

6) Shared Voting Power	-0-

7) Sole Dispositive Power	1,129,463(1)(2)

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,129,463(1)(2)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	10.4% (3)

12) Type of Reporting Person	HC/CO

(1) Includes 803,570 shares of Common Stock and 325,893 shares of Common Stock issuable upon exercise of warrants.  The amount of securities beneficially owned reflects a 1-for-8 reverse split of the Common Stock effective February 1, 2010.

(2) Other than (i) the shares of Common Stock actually owned by LB I Group Inc. and (ii) the shares of Common Stock issuable upon the exercise of warrants held by LB I Group Inc., Lehman Brothers Holdings Inc. (“Holdings”) is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s Common Stock that may or may not be actually owned by any of Holdings’ other affiliates.  On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Holdings is unable to provide information on its beneficial ownership, if any, of the Common Stock (other than the shares of Common Stock reported herein and the shares of Common Stock issuable upon exercise of the warrants reported herein) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the sale since September 15, 2008 of significant businesses comprising Holdings’ historical business (the “Sale”). As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings cannot compile an accurate accounting of securities held. Holdings is currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings has with respect to security holdings. Even with continued significant efforts and expense, Holdings may not be able to provide a record of securities held.

(3) Based on 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported on Form 10-Q for the quarter ended September 30, 2011 and 325,893 shares of Common Stock issuable upon exercise of warrants.

CUSIP No.	249827502

1) Name of Reporting Person	Lehman ALI Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3695935

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	1,129,463(1)

6) Shared Voting Power	-0-

7) Sole Dispositive Power	1,129,463(1)

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,129,463(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	10.4% (2)

12) Type of Reporting Person	CO

(1) Includes 803,570 shares of Common Stock and 325,893 shares of Common Stock issuable upon exercise of warrants.  The amount of securities beneficially owned reflects a 1-for-8 reverse split of the Common Stock effective February 1, 2010.

(2) Based on 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported on Form 10-Q for the quarter ended September 30, 2011 and 325,893 shares of Common Stock issuable upon exercise of warrants.

CUSIP No.	249827502

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	1,129,463(1)

6) Shared Voting Power	-0-

7) Sole Dispositive Power	1,129,463(1)

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,129,463(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	10.4% (2)

12) Type of Reporting Person	CO

(1) Includes 803,570 shares of Common Stock and 325,893 shares of Common Stock issuable upon exercise of warrants.  The amount of securities beneficially owned reflects a 1-for-8 reverse split of the Common Stock effective February 1, 2010.

(2) Based on 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported on Form 10-Q for the quarter ended September 30, 2011 and 325,893 shares of Common Stock issuable upon exercise of warrants.

Item 1(a).	Name of Issuer:

Derma Sciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

214 Carnegie Center, Suite 300
Princeton, NJ 08540

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman ALI Inc.
LB I Group Inc.

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, New York 10020

Lehman ALI Inc.
1271 Avenue of the Americas
New York, New York 10020

LB I Group Inc.
1271 Avenue of the Americas
New York, New York 10020

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman ALI Inc. (“ALI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

249827502

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LB I Group is the actual owner of the 803,570 shares of Common Stock and the warrants exercisable into 325,893 shares of Common Stock reported herein.  LB I Group is wholly-owned by ALI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, ALI and Holdings may be deemed to be the beneficial owners of the Common Stock owned LB I Group.

On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.  As a result, LBI is no longer an affiliate of LBHI and LBHI can no longer be deemed to be the beneficial owner of any shares of the

Common Stock that may or may not be owned by LBI.  In addition, on September 19, 2008, LBI transferred its entire ownership interest in LB I Group to ALI.  LBI is, therefore, no longer a Reporting Person.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

[ ]
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[X]
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer